02037506

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

NEC Corporation

(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

Brief Description
of
"Report on Publication of Information on the Company"
concerning the integration of printed wiring board operation
with Toppan Printing Co., Ltd.

NEC Corporation
7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

1. **Filing of Reports on Publication of Information on the Company**

Pursuant to the rules of the Tokyo and four other stock exchanges in Japan (the "Exchanges"), NEC Corporation (the "Company") filed on May 15, 2002 with the Exchanges Reports on Publication of Information on the Company concerning the integration of printed wiring board operation with Toppan Printing Co., Ltd. (the "Report").

The Reports are made available for public inspection by the Exchanges.

A company whose stock is listed on the Exchanges is required to disclose certain important matters regarding the company without delay and to file a report with the Exchanges on the matters disclosed and the time and manner of disclosure. On May 15, 2002, the Company disclosed the matter described above in the manner stipulated by Section 1 of Article 30 of Enforcement Order of the Securities and Exchange Law of 1948, as amended, of Japan, and filed the Reports with the Exchanges.

2. **Outline of the Report**

Following is the English translation of the Report.

TOPPAN NEC

For Immediate Release

Media Contacts:
Daniel Mathieson
NEC Corporation
d-mathieson@bu.jp.nec.com
+81-3-3798-6511

Nobuo Azami
TOPPAN PRINTING CO.,LTD.
kouhou@toppan.co.jp

Toppan Printing and NEC Agree to Integrate Printed Wiring Board Operations

TOKYO May 15th, 2002 – Toppan Printing Co., Ltd. (Toppan Printing) and NEC Corporation (NEC) (NASDAQ: NIPNY) (FTSE: 6701q.1) today announced that they have signed a memorandum to establish a joint venture company, and to integrate their printed wiring board (including high-density module board) operations.

Toppan Printing and NEC are planning to establish and start the new company on October 1st, 2002, initially with staff of 2,100 (including 1,000 based overseas). The shareholding ratio of Toppan Printing and NEC in the new company will be 51% and 49% respectively. The company name, board members, and capital stock will be determined at a later date.

Through the synergy of their merged operations, the two companies aim to focus their business resources to provide a new total solution for printed wiring board customers. The initial annual sales of the new company is estimated about 35 billion yen, increasing to 50 billion yen by 2005.

PCs, mobile phones, and digital AV equipment are becoming more advanced, smaller and more lightweight, and the performance expectations of network infrastructure equipment such as routers are increasing. LSIs and other electronic components incorporated therein are being required to achieve higher speed, multi-functionality and high-density. This has in turn given rise to demand for module boards for LSI package and printed wiring boards that provide high-density and high-reliability.

Toppan Printing and NEC have reached the basic agreement to integrate their operations for the purpose of enhancing the competitiveness of their printed wiring board businesses by utilizing the resources and the strengths of both companies—Toppan Printing's direct sales force and advanced multilayer technology, and NEC's build-up board mass-production technology, product design capability and fast TAT (turn-around-time).

Integration aims

- Maximize the performance of the LSIs and provide efficient support for more advanced electronic equipment by implementing start-to-finish processing (design to manufacture) for high-density module boards and printed wiring boards. In addition, with access to the sales network built up by Toppan Printing and NEC, the new company will be able to offer customers a new total solution to their board requirements.
- Enhance new product development by utilizing the research and development resources of the two companies.
- Restructure the production plants currently operated by Toppan Printing and NEC as follows to create a highly efficient production system.

  Current Toppan Printing Niigata Plant: T-PPP*1 high-density, advanced multilayer printed wiring boards

  Current NEC Toyama: DV Multi*2, high-density module boards

  Current NEC Components Philippines: DV Multi, general boards
- Supply more competitive products by blending the high-density module board technologies developed by Toppan Printing and NEC.
- Utilize the unique products of the two companies such as Toppan Printing's T-PPP and NEC's build-up board DV Multi to produce high-density and reliable printed wiring boards for an extensive range of electronic applications, from mobile and digital AV devices to high-end network equipment.
- Study the expansion of operations to new regions such as China.

Please refer to attachment for outline of the new company.

About Toppan Printing Co., Ltd.
Toppan Printing Co., Ltd., since its founding in 1900, has played key roles in worldwide leadership of the printing industry, generated global acclaim and US$10 billion in revenues. Today, the Company's operations extend beyond conventional lines of printing and show strong performances in each field, including securities and cards, commercial printing, publications printing, packaging, industrial materials,and electronics. Especially in the electronics field, Toppan boasts the largest share of the world market for liquid-crystal color filters.For more detailed information, please visit the Toppan Web site at:
http://www.toppan.co.jp/english/

About NEC Corporation

NEC Corporation (NASDAQ: NIPNY) (FTSE: 6701q.1) is one of the world's leading providers of Internet, broadband network and enterprise business solutions dedicated to meeting the specialized needs of its diverse and global base of customers. Ranked as one of the world's top patent-producing companies, NEC delivers tailored solutions in the key fields of computer, networking and electron devices, through its three market-focused, in-house companies: NEC Solutions, NEC Networks and NEC Electron Devices. NEC Corporation employs more than 140,000 people worldwide and had net sales of approximately $39 billion in the fiscal year ended March 2002. For additional information, please visit the NEC home page at: http://www.nec.com

***

*1. T-PPP: Toppan Prepreg Plating Process

Toppan Printing's original build-up board that uses prepreg for the build-up layers. Due to its high reliability, this board is widely employed in network equipment such as mobile phone base stations.

*2. DV Multi: NEC's original build-up board that uses resin-coated copper foil for the build-up layers. This board realizes ultra-high-density pattern wiring, making it ideal for high-speed signals. DV Multi is widely employed in small-scale, high-performance electronic equipment such as mobile phones.

<Attachment>

Outline of New Company

Company Name:	To be determined
Business Objective:	Development, manufacture, and sale of high-density module boards and printed wiring boards
Location:	To be determined
Capital:	To be determined (Toppan Printing 51%, NEC 49%)
Establishment:	October 1, 2002
Number of Employees:	Approximately 2,100 (including 1,000 based overseas)
Estimated Annual Sales:	Approximately 35 billion yen

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By ______________________
Nobuhito Yagi
Associate Senior Vice President and
General Manager, Legal Division

Date: May 15, 2002